PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

NINE MONTH PERIOD ENDED OCTOBER 31, 2014

CONTENTS	PAGE #
Notice	3
Condensed Interim Statements of Financial Position	4
Condensed Interim Statements of Comprehensive Loss	5
Condensed Interim Statements of Changes in Equity	6
Condensed Interim Statements of Cash Flows	7
Notes to the Condensed Interim Financial Statements	8 to 26

NOTICE

The accompanying unaudited condensed interim financial

statements have been prepared by management and approved

by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a

review of these financial statements

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	October 31, 2014	January 31, 2014

ASSETS
Current assets
Cash and cash equivalents	$511,324	$1,166,771
Receivables	3,654	6,185
Prepaid expenses and deposits	56,880	40,576

	571,858	1,213,532

Mineral property interests (Note 5)	4,832,500	4,832,500
Exploration and evaluation assets (Note 6)	24,296,375	24,098,517
Equipment, vehicles and furniture (Note 7)	14,951	19,409
Reclamation deposits	123,600	123,600

Total assets	$29,839,284	$30,287,558

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,482	$39,123
Amounts owing to related parties (Note 10)	13,302	14,029

	17,784	53,152

Shareholders' equity
Share Capital (Note 8)	49,902,704	49,880,704
Contributed surplus (Note 8)	14,638,702	13,651,843
Deficit	(34,719,906)	(33,298,141)

	29,821,500	30,234,406

Total liabilities and shareholders’ equity	$29,839,284	$30,287,558

Approved by the Board of Directors and authorized for issue on December 18, 2014:

“William Deeks”	“John Plourde”
William Deeks, Chairman	John Plourde, CEO/President

The accompanying notes are an integral part of these financial statements.

 PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	Three Month Period Ended October 31,		Nine Month Period Ended October 31,
	2014	2013	2014	2013

OPERATING EXPENSES
Consulting fees - Share/option based payments (Note 8)	$40,197	$237,393	$180,715	$535,824
Depreciation	1,486	2,214	4,458	6,643
Directors fees	2,000	1,500	13,000	15,500
Directors fees - Share/option based payments (Note 8)	105,854	624,689	475,906	1,531,315
Filing and transfer agent fees	3,037	4,483	64,461	69,503
Foreign exchange (gain)loss	(90)	601	136	1,045
Finance income	(159)	(206)	(330)	(507)
(Gain)/loss on fixed asset disposal		-		880
Investor relations – related party (Note 10)	33,000	64,476	99,000	192,256
Investor relations fees - Share/option based payments (Note 8)	62,152	366,943	279,427	879,992
Office and miscellaneous	15,417	12,821	53,887	50,074
Office rent	20,430	20,292	61,283	65,335
Professional fees (Note 10)	6,083	48,908	27,070	186,710
Professional fees - Share/option based payments (Note 8)	11,301	66,708	50,811	158,476
Shareholder information and promotion	22,739	38,556	91,408	69,892
Telephone	1,611	3,052	4,858	11,313
Travel	5,834	9,693	15,675	23,990
Wages and benefits - Share/option based payments (Note 8)	-	-	-	274

Loss from operations	(330,892)	(1,502,123)	(1,421,765)	(3,798,515)

Income tax expense	-	-	-	-

Net loss and comprehensive loss for the period	$(330,892)	$(1,502,123)	$(1,421,765)	$(3,798,515)

Basic and diluted loss per share (Note 9)	$(0.03)	$(0.12)	$(0.12)	$(0.31)

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	Number of Shares	Share Capital Amount	Contributed Surplus	Deficit	Total

Balance, February 1, 2013	12,286,539	$ 49,594,704	$ 10,332,522	$ (29,092,722)	$ 30,834,504
Private Placement	70,000	280,000	-	-	280,000
Share/option based payments	-	-	3,105,881	-	3,105,881
Net loss for the period	-	-	-	(3,798,515)	(3,798,515)

Balance, October 31, 2013	12,356,539	$ 49,874,704	$ 13,438,403	$ (32,891,237)	$ 30,421,870
Exercise of warrants	1,500	6,000	-	-	6,000
Exercise of stock options	-	-	-	-	-
Share/option based payments	-	-	213,440	-	213,440
Net loss for the period	-	-	-	(406,904)	(406,904)

Balance, January 31, 2014	12,358,039	$ 49,880,704	$ 13,651,843	$ (33,298,141)	$ 30,234,406
Exercise of warrants	5,500	22,000	-	-	22,000
Exercise of stock options	-	-	-	-	-
Share/option based payments	-	-	986,859	-	986,859
Net loss for the period	-	-	-	(1,421,765)	(1,421,765)

Balance, October 31, 2014	12,363,539	$ 49,902,704	$ 14,638,702	$ (34,719,906)	$ 29,821,500

PACIFIC BOOKER MINERALS INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

	Three Month Period Ended October 31,		Nine Month Period Ended October 31,
	2014	2013	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (330,892)	$ (1,502,123)	$ (1,421,765)	$ (3,798,515)
Items not affecting cash:
Depreciation	1,486	2,214	4,458	6,643
Share/option based payments	219,504	1,295,733	986,859	3,105,881

Changes in non-cash working capital items:
(Increase) decrease in receivables	5,361	(321)	2,531	5,323
(Increase) decrease in prepaids and deposits	3,397	9,080	(16,304)	16,967
Increase (decrease) in accounts payable and accrued liabilities	(8,299)	(26,820)	(32,965)	(34,627)
Increase (decrease) in amounts owing to related parties	(511)	594	(727)	(787)

Net cash provided by/(used in) operating activities	(109,954)	(221,643)	(477,913)	(699,115)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Share Capital	-	-	22,000	280,000

Net cash provided by financing activities	-	-	22,000	280,000

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral property interests and Exploration and evaluation costs (net of recovery)	(37,586)	(41,973)	(199,534)	(131,830)
Loss on disposal of fixed assets	-	-	-	880

Net cash used in investing activities	(37,586)	(41,973)	(199,534)	(130,950)

Change in cash and cash equivalents during the period	(147,540)	(263,616)	(655,447)	(550,065)

Cash and cash equivalents, beginning of period	658,864	1,651,530	1,166,771	1,937,979

Cash and cash equivalents, end of period	$ 511,324	$ 1,387,914	$ 511,324	$ 1,387,914

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

1.

CORPORATE INFORMATION

The Company was incorporated on February 18, 1983 under the Company Act of British Columbia as Booker Gold Explorations Limited.  On February 8, 2000, the Company changed its name to Pacific Booker Minerals Inc.  The address of the Company’s corporate office and principal place of business is located at Suite #1103 - 1166 Alberni Street, Vancouver, British Columbia, Canada.

The Company’s principal business activity is the exploration of its mineral property interests, with its principal mineral property interests located in Canada.  The Company is listed on the TSX Venture Exchange (“TSX-V”) and the NYSE MKT Equities Exchange (“NYSE MKT”) under the symbols “BKM” and “PBM”, respectively.

2.

BASIS OF PRESENTATION

(a)

Statement of compliance

These condensed interim financial statements and the notes thereto (the "Financial Statements") are unaudited and are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) and so not include all of the information required for full annual statements.  The accounting policies and method of computation applied in these condensed interim financial statements are the same as those applied by the Company in its financial statements as at and for the year ended January 31, 2014.  These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended January 31, 2014.

The significant accounting policies applied in these condensed interim financial statements are based on IFRS issued and outstanding on December 18, 2014, the date on which the Board of Directors approved the condensed interim financial statements.

(b)

Going concern of operations

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

A going concern in accounting is a term that indicates whether or not the entity can continue in business for the next fiscal year.  Indicators against “going concern” are negative cash flows from operations, consecutive losses from operations, and an accumulated deficit.

The Company is a resource company, and must incur expenses during the process of exploring and evaluating a mineral property to prove the commercial viability of the ore body, a necessary step in the process of developing a property to the production stage.  As a non-producing resource company, the Company has no operating income, cash flow is generated mostly by the purchase of shares from the Company, and an accumulated deficit is the result of operations and exploration activities without production.

The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit.  These conditions may indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.  The ability of the Company to continue as a going-concern depends upon its ability to continue to raise adequate financing and to develop profitable operations in the future.

The ability of the Company to realize the costs it has incurred to date on its mineral property interests is dependent upon the Company being able to continue to finance its exploration and evaluation costs.  To date, the Company has not earned any revenue and is considered to be in the advanced exploration stage.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

2.

BASIS OF PRESENTATION (cont’d)

(b)

Going concern of operations (cont’d)

Management has based “the ability to continue in operations” judgement on various factors including (but not limited to) the opinion of management that the Morrison project will receive the necessary certificates/permits to allow the Company to proceed with the development of the project to the production phase, that the Company’s claims are in good standing through fiscal year 2014/2015, the NI 43-101 feasibility study (completed in 2009) shows commercially viable quantities of mineral resources.  The Company has sufficient cash on hand to meet its obligations for at least the fiscal year and has taken steps to reduce operating costs.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the statement of financial position.  These financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	October 31, 2014	January 31, 2014

Working capital	$ 554,074	$ 1,160,380
Loss for the period	(1,421,765)	(4,205,419)
Deficit	(34,719,906)	(33,298,141)

(c)

Basis of Measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments which are measured at fair value.

(d)

Functional and presentation currency

The financial statements are presented in Canadian dollars, which is Company’s functional and presentation currency.

(e)

Critical accounting judgements

The preparation of these financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the amounts recognized in the financial statements are as follows:

(i)

Taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

2.

BASIS OF PRESENTATION (cont’d)

(e)

Critical accounting judgements (cont’d)

(ii)

Going concern

The Company’s ability to execute its strategy by funding future working capital requirements requires judgment.  Estimates and assumptions are continually evaluated and are based on historical experience and other factors, such as, expectations of future events that are believed to be reasonable under the circumstances (please see Note 2(b)).

(f)

Key sources of estimation uncertainty

(i)

Recoverability of asset carrying values for equipment, vehicles and furniture

The declining balance depreciation method used reflects the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.  The Company assesses its equipment, vehicles and furniture for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least, at every reporting period as described in Note 3(d).  Such indicators include changes in the Company’s business plans and evidence of physical damage.

(ii)

Share/option based payments

The Company has an equity-settled option to purchase shares plan for Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of the share purchase options are estimated on the date of grant by using the Black-Scholes option-pricing model, based on certain assumptions and recognized as share/option based payments expense over the vesting period of the equity instruments with a corresponding increase to equity.  Those assumptions are described in Note 8 of the annual financial statements and include, among others, expected volatility, expected life of the options and number of options expected to vest.

(iii)

Exploration and evaluation assets

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Recovery of amounts indicated under mining properties and the related exploration and evaluation assets are subject to the discovery of economically recoverable reserves, the Company’s ability to obtain the necessary permits, the Company's ability to obtain the financing required to complete development and profitable future production or the proceeds from the sale of such assets.  At October 31, 2014, management determined that the net carrying value of mining properties represented the best estimate of their net recoverable value.  Significant assumptions and estimates used by management to determine the recoverable value are included in Note 3(c).

(iv)

Restoration and close down provisions

The Company recognizes reclamation and close down provisions based on “Best Estimate” which can be based on internal or external costs.  Significant assumptions used by management to ascertain the provision are described in Note 3(e).

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently, to all periods presented in these financial statements.  The significant accounting policies adopted by the Company are as follows:

(a)

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated to functional currency at the rate of exchange at the reporting date and non-monetary items are translated using the exchange rate at the date of the transaction.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in the statement of comprehensive loss.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)

Cash and cash equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and have a maturity date of less than 90 days and are subject to an insignificant risk of change in value.

(c)

Mineral property interests and Exploration and evaluation assets

All costs related to the acquisition of mineral properties are capitalized as Mineral Property interest.  The recorded cost of mineral property interests is based on cash paid and the value of share consideration issued for mineral property interest acquisitions.

All pre-exploration costs, i.e. costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on an area of interest, are expensed as incurred.  Once the legal right to explore has been acquired, exploration and evaluation expenditures are capitalized in respect of each identifiable area of interest until the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Costs incurred include appropriate technical and administrative overheads.  Exploration and evaluation assets are carried at historical cost, less any impairment losses recognized.

The Company’s determination of technical feasibility and commercial viability of a project is based on a combination of factors, such as:

•

The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 have been identified through a feasibility study or similar document;

•

The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

•

The status of environmental permits;

•

The status of mining leases or permits; and

•

The availability of adequate technical, financial and other resources to complete the development to use or sell the project.

When technical feasibility and commercial viability of extracting a mineral resource are demonstrable for an area of interest, the company stops capitalizing exploration and evaluation costs for that area, tests recognized exploration and evaluation assets for impairment and reclassifies any unimpaired exploration and evaluation assets either as tangible or intangible mine development assets according to the nature of the assets.  Mineral properties are reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  When a property is abandoned, all related costs are written off to operations.

(d)

Impairment

(i)

Financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence that they are impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  Losses are recognized in profit or loss and reflected in an allowance account against receivables.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Impairment (cont’d)

(ii)

Non-financial assets

The carrying amounts of equipment are reviewed at each reporting date to determine whether there is any indication of impairment.

The carrying amounts of mining properties and exploration and evaluation assets are assessed for impairment only when indicators of impairment exist, typically when one of the following circumstances applies:

•

Exploration rights have / will expire in the near future;

•

No future substantive exploration expenditures are budgeted;

•

No commercially viable quantities discovered and exploration and evaluation activities will be discontinued;

•

Exploration and evaluation assets are unlikely to be fully recovered from successful development or sale.  If any such indication exists, then the asset’s recoverable amount is estimated.

Mining properties and exploration and evaluation assets are also assessed for impairment upon the transfer of exploration and evaluation assets to development assets regardless of whether facts and circumstances indicate that the carrying amount of the exploration and evaluation assets is in excess of their recoverable amount.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "cash-generating unit", or "CGU").  The level identified by the group for the purposes of testing exploration and evaluation assets for impairment corresponds to each mining property.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.  Impairment losses are recognized in profit or loss.  Impairment losses recognized in respect of CGUs are allocated to the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(e)

Restoration and close down provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset.  The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location.  The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rates that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(e)

Restoration and close down provision (cont’d)

The periodic unwinding of the discount is recognized in earnings as a finance cost.  Additional disturbances or changes in restoration costs will be recognized as changes to the corresponding assets and asset retirement obligation when they occur.

The Company has determined that it has no restoration obligations as at October 31, 2014.

(f)

Equipment, vehicles and furniture

Equipment, vehicles and furniture are recorded at cost.  Depreciation is calculated on the residual value, which is the historical cost of an asset less the allowances made.  Depreciation methods, useful life and residual value are reviewed at each financial year-end and adjusted, if appropriate.  Where an item of equipment, vehicles and furniture is comprised of major components with different useful lives, the components are accounted for as separate items.  The Company currently provides for depreciation annually as follows:

Automobile	30% declining balance
Computer equipment	30% to 45% declining balance
Office furniture and equipment	20% declining balance
Trailers	30% declining balance

(g)

Share/option based payments

The Company has an equity settled option to purchase shares plan that grants options to buy common shares of the Company to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The fair value of stock options are estimated at the grant date, using the Black-Scholes option pricing model and recorded as share/option based payments expense in statement of comprehensive loss and credited to contributed surplus within shareholders’ equity, over the vesting period of the stock options, based on the Company’s estimate of the number of stock options that will eventually vest.

(h)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  The weighted average number of common shares outstanding for the period ended October 31, 2014 does not include the 28,000 (2013 – 35,000) warrants outstanding and the 2,457,307 (2013 – 2,457,307) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

(i)

Income taxes

Income tax expense comprises current and deferred tax.  Income tax is recognized in the statements of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

(i)

Current tax

Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible.  Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(i)

Income taxes (cont’d)

(ii)

Deferred tax

Deferred taxes are the taxes expected to be payable or recoverable on the difference between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the statement of financial position liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities:

•

are generally recognized for all taxable temporary differences;

•

are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future; and

•

are not recognized on temporary differences that arise from goodwill which is not deductible for tax purposes.

Deferred tax assets:

•

are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•

are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of an asset to be recovered.

(j)

Financial instruments

All financial instruments must be recognised, initially, at fair value on the statement of financial position.  The Company has classified each financial instrument into the following categories: “fair value through profit and loss”, “loans and receivables,” and “other liabilities”.  Subsequent measurement of the financial instruments is based on their respective classification.  Unrealized gains and losses on held for trading instruments are recognised in earnings.  The other categories of financial instruments are recognised at amortized cost using the effective interest method.  The Company had made the following classifications:

Financial Asset or Liability	Category
Cash and cash equivalents	Fair value through profit or loss (“FVTPL”)
Receivables	Loans and receivables
Reclamation deposit	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Amounts owing to related parties	Other liabilities

(i)

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  Management determines the classification of its financial assets at initial recognition.

Fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition.  Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through the statement of comprehensive loss.  Cash and cash equivalents are included in this category of financial assets.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)

Financial instruments (cont’d)

(i)

Financial assets (cont’d)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date, and are carried at amortized cost, using the effective interest method, less any impairment.  Loans and receivables are comprised of reclamation deposits and due from related parties.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is any objective evidence that a financial asset or group of financial assets is impaired.  Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred.

Gains or losses related to impairment or de-recognition are recognized in the statement of comprehensive loss in the period in which they occur.

(ii)

Financial liabilities

The Company classifies its financial liabilities as other financial liabilities.  Management determines the classification of its financial liabilities at initial recognition.  Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the profit and loss statement over the period to maturity using the effective interest method.

Other financial liabilities include accounts payable and accrued liabilities, and amounts owing to related parties.

Financial liabilities are classified as current liabilities if payment is due within one year or less.  If not, they are presented as non-current liabilities.

(k)

Financial instruments and risk management

Financial instruments of the Company carried on the Statements of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value.  There are no significant differences between the carrying value of financial instruments and their estimated fair values as at October 31, 2014 due to the immediate or short-term maturities of the financial instruments.

The fair value of the Company’s cash is quoted in active markets.  The Company classifies the fair value of these transactions according to the following hierarchy:

•

Level 1 – quoted prices in active markets for identical financial instruments.

•

Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant and significant value drivers are observable in active markets.

•

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash and cash equivalents have been assessed on the fair value hierarchy described above and classified as Level 1.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(l)

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issuance costs.

(m)

Leases

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.  Leases in terms of which the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases, which are recognised as an expense on a straight-line basis over the lease term.

(n)

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability.  The unwinding of the discount is recognized as a finance cost.

(o)

Finance costs

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in the income statement using the effective interest method.

(p)

Recently adopted accounting pronouncements

(i)

IFRS 13, Fair value measurement

IFRS 13, Fair value measurement, provides a single framework for measuring fair value.  The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.  The Company adopted IFRS 13 on January 1, 2013 on a prospective basis.  The standard did not have a material impact on the Company's financial statements.

(ii)

IFRS 7, Financial instruments: disclosures

IFRS 7 was amended in December 2011 to require more extensive disclosure about the offsetting of financial instruments and is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.  The standard does not have a material impact on the Company's financial statements.

(iii)

IAS 1, Presentation of financial statements (amended standard)

The amendments to IAS 1 introduce changes to presentation of items of other comprehensive income.  The amendments require that an entity present separately the items of other comprehensive income that would be reclassified to profit and loss in the future if certain conditions are met, from those that would never be reclassified to profit and loss.  The amendments are to be applied effective for annual periods beginning on or after July 1, 2012 and may be early adopted.  The amendments are to be applied retroactively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, for annual periods beginning on or after January 1, 2013.  Adoption of the standard had no material impact on the Company's financial statements.  Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2014.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have not been included below.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

4.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financing Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after January 31, 2014.  Pronouncements that are not applicable or are not expected to have a significant impact on the Company have not been included below.

(a)

IFRS 9, Financial instruments

IFRS 9: Financial Instruments: Classification and Measurement (Effective for periods beginning on or after January 1, 2015) introduces new requirements for classifying and measuring financial assets.  The IASB intends to expand IFRS 9 during the intervening period to add new requirements for classifying and measuring financial liabilities, recognition of financial instruments, impairment and hedge accounting.  The Company is currently evaluating the impact of the standard on its financial statements.

(b)

IAS 32, Financial instruments: presentation

IAS 32 provides further clarity around details relating to the right of set-off and the application of offsetting criteria under certain circumstances.  The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014.  The Company is currently evaluating the impact of the standard on its financial statements.

(c)

IFRIC 21, Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 which sets out the accounting for an obligation to pay a levy that is not income tax.  The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.  The Company is currently evaluating the impact of the standard on its financial statements.

5.

MINERAL PROPERTY INTERESTS

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.  The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, title to all of its interests are in good standing.  The mineral property interests in which the Company has committed to earn an interest are located in Canada.

Morrison claims, Canada	October 31, 2014	January 31, 2014

Balance, beginning and end of period	$4,832,500	$4,832,500

Copper claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

5.

MINERAL PROPERTY INTERESTS (cont’d)

CUB claims

The Company holds a 100% interest in certain mineral claims located in the Granisle area of B.C., subject to a 3% NSR royalty.  These claims are located near the Morrison claims.  The Company has met its requirements to maintain its recorded interest in the mineral claims with the Province of B.C. until 2016 and there are no other payments required until that year.  During the year ended January 31, 2005, management decided not to continue with these claims and therefore, the amounts were written-off to operations.

Hearne Hill claims

The Company held a 100% interest in the Hearne Hill claims located in the Omineca District of the Province of British Columbia (“B.C.”).  During the year ended January 31, 2006, management decided not to continue with the Hearne Hill claims and wrote off the property to operations.  The Hearne Hill claims were subject to a legal claim, which was settled in during the year ended January 31, 2009.  Pursuant to the settlement, the Company retains the right, title and interest in and to all claims that were the subject of the action, with the exception of Mineral Tenure No. 242812 (the “Hearne 1 Claim”) and Mineral Tenure No. 242813 (the “Hearne 2 Claim”), which were transferred to the plaintiff optionors.  No cash payment was made to the plaintiffs and all claims in the action have been dismissed.

Morrison claims

On April 19, 2004, the Company and Noranda Mining and Exploration Inc, “Noranda" (which was subsequently acquired by Falconbridge Limited, "Falconbridge", which was subsequently acquired by Xstrata LLP, "Xstrata”) signed an agreement whereby Noranda agreed to sell its remaining 50% interest to the Company such that the Company would have a 100% interest in the Morrison claims.  In order to obtain the remaining 50% interest, the Company agreed to:

i)

on or before June 19, 2004, pay $1,000,000 (paid to Noranda), issue 250,000 common shares  (issued to Noranda) and issue 250,000 share purchase warrants exercisable at $4.05 per share until June 5, 2006 (issued to Noranda);

ii)

pay $1,000,000 on or before October 19, 2005 (paid to Falconbridge);

iii)

pay $1,500,000 on or before April 19, 2007 (paid to Falconbridge); and

iv)

issue 250,000 common shares on or before commencement of commercial production.

In the event the trading price of the Company’s common shares is below $4.00 per share, the Company is obligated to pay, in cash, the difference between $1,000,000 and the average trading price which is less than $4.00 per share multiplied by 250,000 common shares.

The Company agreed to execute a re-transfer of its 100% interest to Falconbridge if the Company fails to comply with the terms of the agreement.  This re-transfer is held by a mutually acceptable third party until the final issue of shares has been made.

The Company has also acquired a 100% interest in certain mineral claims adjacent to the Morrison claims, subject to 1.5% NSR royalty.  On January 7, 2005, the Company signed an agreement to acquire an option for a 100% interest in additional claims in the Omineca District of B.C.  As consideration, the Company issued 45,000 common shares at a value of $180,000.

The Company started exploration of the Morrison property in October 1997.  A positive Feasibility Study, as defined by National Instrument 43-101, was released by the Company for the Morrison Copper/Gold Project in February 2009.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.  The reserve estimate takes into consideration all geologic, mining, milling and economic factors and is stated according to Canadian Standards (NI 43-101).  Under US standards, no reserve declaration is possible until financing and permits are acquired.

The Company has progressed to the certificate/permit stage of the exploration and evaluation of the Morrison property.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

6.

EXPLORATION AND EVALUATION ASSETS

Morrison claims, Canada	Three Month Period Ended October 31		Nine Month Period Ended October 31
	2014	2013	2014	2013

Balance, beginning of period	$ 24,260,975	$ 24,010,037	$ 24,098,517	$ 23,917,524

Exploration and evaluation costs
Additions
Supplies and camp	900	4,500	6,900	17,230
Staking and recording	-	-	1,113	-
Environmental
Assays	1,282	3,394	9,069	10,716
Geological and geophysical	-	5,673	65,634	5,673
Sub-contracts and labour	-	-	10,339	-
Supplies and general	-	-	18	-
Metallurgical
Assays	162	153	468	455
Geological and geophysical	-	2,650	4,810	8,360
Scoping/Feasibility study
Sub-contracts and labour	33,056	29,790	99,507	96,239
Supplies and general	-	-	-	-

Total Exploration and evaluation costs for the period	$ 35,400	$ 46,160	$ 197,858	$ 138,673

Balance, end of period	$ 24,296,375	$ 24,056,197	$ 24,296,375	$ 24,056,197

7.

EQUIPMENT, VEHICLES AND FURNITURE

	Balance February 1, 2014	Additions for period	Disposals for period	Balance October 31, 2014

Automobile
Value at Cost	$ 67,320	$ -	$ -	$ 67,320
Accumulated Depreciation	(53,581)	(3,091)	-	(56,672)
Net book value	$ 13,739	$ (3,091)	$ -	$ 10,648

Office furniture and equipment
Value at Cost	$ 23,397	$ -	$ -	$ 23,397
Accumulated Depreciation	(20,621)	(416)	-	(21,037)
Net book value	$ 2,776	$ (416)	$ -	$ 2,360

Computer equipment
Value at Cost	$ 88,932	$ -	$ -	$ 88,932
Accumulated Depreciation	(86,038)	(951)	-	(86,989)
Net book value	$ 2,894	$ (951)	$ -	$ 1,943

Totals	$ 19,409	$ (4,458)	$ -	$ 14,951

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

7.

EQUIPMENT, VEHICLES AND FURNITURE (cont’d)

	Balance February 1, 2013	Additions for period	Disposals for period	Balance January 31, 2014

Trailers
Value at Cost	$ 25,000	$ -	$ (25,000)	$ -
Accumulated Depreciation	(24,950)	-	24,950	-
Net book value	$ 50	$ -	$ (50)	$ -

Automobile
Value at Cost	$ 67,320	$ -	$ -	$ 67,320
Accumulated Depreciation	(47,693)	(5,888)	-	(53,581)
Net book value	$ 19,627	$ (5,888)	$ -	$ 13,739

Office furniture and equipment
Value at Cost	$ 50,528	$ -	$ (27,131)	$ 23,397
Accumulated Depreciation	(46,228)	(694)	26,301	(20,621)
Net book value	$ 4,300	$ (694)	$ (830)	$ 2,776

Computer equipment
Value at Cost	$ 88,923	$ -	$ -	$ 88,932
Accumulated Depreciation	(83,763)	(2,275)	-	(86,038)
Net book value	$ 5,169	$ (2,275)	$ -	$ 2,894

Totals	$ 29,146	$ (8,857)	$ (880)	$ 19,409

8.

SHARE CAPITAL, SHARE/OPTION BASED PAYMENTS AND CONTRIBUTED SURPLUS

Authorized:  100,000,000 common shares without par value

Share/option based payments

During the fiscal year ended January 31, 2004, the Company adopted an equity settled stock option plan whereby the Company can reserve approximately 20% of its outstanding shares for issuance to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  Under the plan, the exercise price of each option equals the market price of the Company’s stock as calculated on the date of grant.  These options can be granted for a maximum term of 10 years, and are subject to a vesting provision whereby 12.5% are exercisable on the date of the grant and 12.5% become exercisable every three months thereafter.  All options will be vested after twenty one months.

During the period ended October 31, 2014, no stock options (2013 - Nil) with an exercise price of $nil (2013 - $nil) were exercised for total proceeds of $nil (2013 - $nil).

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Share/option based payments (cont’d)

Stock option transactions are summarized as follows:

	For the nine month period ended October 31,
	2014		2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	2,457,307	$ 4.00	2,376,507	$ 8.04
Granted	-	-	2,457,307	4.00
Cancelled	-	-	(2,376,507)	8.04
Exercised	-	-	-	-
Expired	-	-	-	-

Outstanding, end of period	2,457,307	$ 4.00	2,457,307	$ 4.00

Options exercisable, end of period	1,842,979	$ 4.00	614,325	$ 4.00

Weighted average remaining life of outstanding options granted in years		5.60		6.60

Weighted average fair value per option granted		-		$ 2.46

The following stock options were outstanding at October 31, 2014:

Number of Options Outstanding	Number Currently Exercisable	Exercise Price	Expiry Date

2,370,257	1,777,692	$ 4.00	June 5, 2020
87,050	65,287	$ 4.00	July 22, 2020

Share/option based payment expense

No stock options were granted during the period ended October 31, 2014.  The fair value of stock options granted during the period ended October 31, 2013 was $6,034,160 which will be recognized as share based payments over their vesting periods.

Total share/option based payments recognized during the period ended October 31, 2014 was $986,859 (2013 - $3,105,880) which has been recorded in the statements of operations as Share/option based payments with corresponding contributed surplus recorded in shareholders' equity.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

Warrants

Warrant transactions are summarized as follows:

	For nine month period ended October 31,
	2014		2013
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning of period	33,500	$ 4.00	-	$ -
Issued	-	-	35,000	4.00
Exercised	5,500	4.00	-	-
Expired	-	-	-	-

Outstanding, end of period	28,000	$ 5.00	35,000	$ 4.00

The following share purchase warrants were outstanding and exercisable at October 31, 2014:

Number of Warrants	Exercise Price	Expiry Date

28,000	$ 5.00	July 8, 2015

9.

LOSS PER SHARE

The weighted average number of common shares outstanding for the period ended October 31, 2014 does not include the 28,000 (2013 – 35,000) warrants outstanding and the 2,457,307 (2013 – 2,457,307) stock options outstanding as the inclusion of these amounts would be anti-dilutive.  Basic and diluted loss per share is calculated using the weighted-average number of common shares outstanding during the period.

	For the nine month period ended October 31,
	2014	2013

Basic and diluted loss per common share	$ (0.12)	$ (0.31)

Weighted average number of common shares outstanding	12,360,376	12,316,283

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

10.

RELATED PARTY TRANSACTIONS AND AMOUNTS OWING TO RELATED PARTIES

The Company entered into the following transactions with related parties:

		For the nine month period ended October 31,
		2014			2013
Paid to a:		Amounts paid or payable	Option based payment	Owed at period end	Amounts paid or payable	Option based payment	Owed at period end

director for investor relations		$ -	$ 128,798	$ -	$ 93,256	$ 416,213	$ 5,647
director for investor relations		99,000	150,629	7,575	99,000	463,779	8,856
director for consulting services	(a)	72,000	152,642	4,239	72,000	465,138	4,241
spouse of a director	(b)	-	-	-	-	274	-
officer of the company	(c)	20,723	50,811	1,488	23,633	158,475	2,111

		$ 191,723	$ 482,880	$ 13,302	$ 287,889	$ 1,503,879	$ 20,855

a)

fees for project management services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses as consulting fees.

b)

wages for administrative assistant services which have been capitalized to subcontracts on the Morrison claims and stock based payments which have been allocated to operating expenses as Wages.

c)

for accounting and management services.

These transactions were in the normal course of operations and have been measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  The amounts owing are non-interest bearing, unsecured and have no fixed terms of repayment.

Compensation of key management personnel

Key management personnel includes Directors and Executive officers of the Company.  The share/option based payment amounts (not paid or payable) and compensation paid or payable to key management personnel is as follows:

	for the nine month period ended October 31,
	2014	2013

Remuneration or fees	$ 204,723	$ 303,389
Share/option based payments	958,786	3,034,920

Total compensation for key management personnel	$ 1,163,509	$ 3,338,309

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	for the nine month period ended October 31,
	2014	2013

Non-cash transactions were as follows:
deferred exploration expense recorded as accounts payable	$ 3,036	$ 8,488
deferred exploration expense recorded as owing to related parties	$ 4,000	$ 4,000

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

12.

SEGMENTED INFORMATION

The Company has determined that it had only one operating segment, i.e. mining exploration.  The Company’s mining operations are centralized whereby the Company’s head office is responsible for the exploration results and to provide support in addressing local and regional issues.  As at October 31, 2014 and 2013, the Company’s assets are all located in Canada (Notes 5 and 7).

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company's financial instruments include cash and cash equivalents and accounts payable, amounts due to related parties, accrued liabilities and reclamation deposits.  The carrying values of these financial instruments approximate their fair values due to their relatively short periods to maturity.

The Company’s financial instruments are as follows:

	Fair value at October 31, 2014
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 511,324	$ -	$ -
Receivables	3,654	-	-
Reclamation deposits	123,600	-	-

Financial liabilities
Accounts payable and accrued liabilities	4,482	-	-
Amounts owing to related parties	13,302	-	-

	Fair value at January 31, 2014
	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	$ 1,166,771	$ -	$ -
Receivables	6,185	-	-
Reclamation deposits	123,600	-	-

Financial liabilities
Accounts payable and accrued liabilities	39,123	-	-
Amounts owing to related parties	14,029	-	-

The Company's risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company's activities.  The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company's exposure to each of the above risks and the Company's objectives, policies and processes for measuring and managing these risks.  Further quantitative disclosures are included throughout these financial statements.  The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Board has implemented and monitors compliance with risk management policies.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

13.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (cont’d)

(a)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  The Company's receivables primarily relate to Goods & Services Tax input tax credits and accrued interest.  Accordingly, the Company views credit risk on receivables as minimal.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due.  The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation.

The Company anticipates it will have adequate liquidity to fund its financial liabilities through cash on hand and future equity contributions.

As at October 31, 2014, the Company's financial liabilities were comprised of accounts payable, accrued liabilities and amounts due to related parties which have a maturity of less than one year.

(c)

Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although the Company is considered to be in the exploration stage and has not yet developed commercial mineral interests, the underlying market prices in Canada for minerals are impacted by changes in the exchange rate between the Canadian and United States dollar.  As most of the Company's transactions are denominated in Canadian dollars, the Company is not exposed to foreign currency exchange risk at this time.

(ii)

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for minerals are impacted by world economic events that dictate the levels of supply and demand as well as the relationship between the Canadian and United States dollar, as outlined above.  As the Company has not yet developed commercial mineral interests, it is not exposed to commodity price risk at this time.

(iii)

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  As the Company has no debt or interest-earning investments, it is not exposed to interest rate risk at this time.

PACIFIC BOOKER MINERALS INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited - prepared by Management)

FOR THE NINE MONTHS ENDED OCTOBER 31, 2014 and 2013

14.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is in the business of mineral exploration and has no source of operating revenue.  Operations are financed through the issuance of capital stock.  Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs.  The Company is not subject to any externally imposed capital restrictions.  Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities.  The Company’s objectives have not changed during the period ended October 31, 2014.

15.

EVENTS AFTER REPORTING DATE

Subsequent to the end of the period, the Company has not issued any common shares, announced or completed any private placements or granted or cancelled any options.